Exhibit 99.5

December 13, 2023

Vision Marine Technologies Inc.

730 Boulevard du Cure-Boivin, Boisbriand

Quebec J7G 2A7, Canada

Ladies and Gentlemen:

This letter (the “Agreement”) constitutes the agreement between Joseph Gunnar & Co., LLC (“Joseph Gunnar” or the “Placement Agent”) and Vision Marine Technologies Inc., a corporation organized under the laws of Quebec, Canada (the “Company”), that Joseph Gunnar shall serve as the exclusive placement agent for the Company, on a “commercially reasonable efforts” basis, in connection with the proposed placement (the “Placement”) of Series A Preferred Shares of the Company (“Preferred Stock”) at a purchase price of $1,000 per share of Preferred Stock, which such Preferred Stock is convertible into the Company’s common shares, no par value (the “Common Stock”) and related Common Stock purchase warrant (“Warrants”), exercisable into Common Stock (the “Warrant Shares”). The Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants is herein referred to as the “Conversion Shares”. The Preferred Stock, Warrants and Conversion Shares are collectively referred to herein as the “Securities”. The terms of the Placement shall be mutually agreed upon by the Company, Joseph Gunnar and the purchasers (each, a “Purchaser” and collectively, the “Purchasers”) and nothing herein constitutes that Joseph Gunnar would have the power or authority to bind the Company or any Purchaser or an obligation for the Company to issue any Securities or complete the Placement. This Agreement and the documents executed and delivered by the Company or the Purchasers in connection with the Placement (including but not limited to the Purchase Agreement as defined below) shall be collectively referred to herein as the “Transaction Documents.” The date on which there is a closing of the Placement (the “Closing”) shall be referred to herein as the “Closing Date.” The Company expressly acknowledges and agrees that Joseph Gunnar’s obligations hereunder are on a commercially reasonable efforts basis only and that the execution of this Agreement does not constitute a legal or binding commitment by Joseph Gunnar to purchase the Securities or introduce the Company to investors and does not ensure the successful placement of the Securities or any portion thereof or the success of Joseph Gunnar with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Placement. The sale of the Securities to any Purchaser will be evidenced by a purchase agreement (the “Purchase Agreement”) between the Company and such Purchaser in a form reasonably acceptable to the Company and Joseph Gunnar. Prior to the signing of the Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

SECTION 1. COMPENSATION. As compensation for the services provided by Joseph Gunnar hereunder, the Company agrees to pay to Joseph Gunnar:

(A)              A cash fee payable in U.S. dollars equal to six percent (6.0%) of the gross proceeds received by the Company from investors in the Placement from the sale of the Preferred Stock at the Closing and Option Closing (as defined in the Purchase Agreement) (the “Cash Compensation”).

(B)              The Company, at the Closing and Option Closing, will grant to the Placement Agent, non-redeemable warrants covering a number of shares of Common Stock equal to five percent (5%) of the total number of Shares issuable upon full conversion at the Set Price of the Preferred Stock issued at Closing (the “Placement Warrants”). The Placement Warrants will be non-exercisable for six (6) months after the Closing Date and shall be exercisable and expire five (5) years after such Closing. The Placement Warrants will be exercisable at a price per share equal to $1.05, subject to adjustment as set forth therein. The Placement Agent will be entitled to customary demand and “piggyback” rights pursuant to FINRA Rule 5110. If so registered, the Placement Warrants and the underlying securities may not be transferred, assigned or hypothecated for a period of six (6) months following the date of effectiveness or commencement of sales of the public offering pursuant to FINRA Rule 5110(g)(1). The Placement Warrants may be exercised in whole or in part and, shall provide for “cashless exercise”.

(C)              Subject to compliance with FINRA Rule 5110(f)(2)(D), subject to the closing of the Placement, the Company also agrees to reimburse Joseph Gunnar for all of Joseph Gunnar’s actual out-of-pocket accountable expenses upon receipt of reasonably acceptable evidence of such expenditures, including the reasonable fees of legal counsel of Joseph Gunnar and other out-of-pocket expenses up to a maximum of $194,950 at the Closing. In addition, Joseph Gunnar shall be due a non-accountable expense reimbursement at Closing equal to one percent (1%) of the gross proceeds received by the Company from investors in the Placement.

(D)              The Placement Agent reserves the right to reduce any item of compensation or adjust terms thereof as specified therein in the event that a determination shall be made by FINRA to the effect that the Placement Agent’s aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Each of the representations and warranties (together with any related disclosures in the disclosure schedules appended thereto) made by the Company to the Purchasers in the Transaction Documents, is hereby incorporated herein by reference (as though fully restated herein) and is, as of the date of this Agreement, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants to the Placement Agent that:

(A)              (i) the Company has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (ii) this Agreement has been duly authorized and executed and constitutes a legal, valid and binding agreement of such party enforceable in accordance with its terms, except (x) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (y) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (z) insofar as indemnification and contribution provisions may be limited by applicable law; and (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not conflict with or result in a breach of (y) the Company’s certificate of incorporation or by-laws or other charter documents or (z) any agreement to which the Company is a party or by which any of its property or assets is bound.

(B)              All disclosure provided by the Company to the Placement Agent regarding the Company, its business and the transactions contemplated hereby, is true and correct in all material aspects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to any statements or omissions made solely in reliance on and in conformity with written information furnished to the Company by the Placement Agent specifically for use in the preparation thereof.

(C)              The Company has not taken and will not take any action, directly or indirectly, so as to cause the Placement not to be entitled to the exemption from registration afforded by Section 4(a)(2) and/or Rule 506(b) of the Securities Act of 1933, as amended (the “Act”). In effecting the Placement, the Company agrees to comply in all material respects with applicable provisions of the Act and any regulations thereunder and any applicable laws, rules, regulations and requirements (including, without limitation, all U.S. state law and all national, provincial, city or other legal requirements).

(D)              The Placement Warrants, upon issuance in accordance with the terms herein, will be issued in compliance with all applicable federal and state securities laws. The shares of Common Stock issuable upon exercise of the Placement Warrants have been duly reserved for issuance, and upon issuance in accordance with the terms of the Placement Warrants and payment of the exercise price therefor, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, the Placement Warrant, applicable federal and state securities laws and liens or encumbrances created by or imposed by the Placement Agent.

SECTION 3. REPRESENTATIONS OF JOSEPH GUNNAR. Joseph Gunnar represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended, (iii) is licensed as a broker/dealer under the laws of the states applicable to the offers and sales of the Securities by Joseph Gunnar, (iv) is a limited liability company validly existing under the laws of its place of incorporation or formation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. Joseph Gunnar will immediately notify the Company in writing of any change in its status as such. Joseph Gunnar covenants that it will use its commercially reasonable efforts to conduct the Placement in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 4. INDEMNIFICATION. The Company agrees to the indemnification and other agreements set forth in the Indemnification provisions (the “Indemnification”) attached hereto as Addendum A, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

SECTION 5. ENGAGEMENT TERM. The Placement Agent’s engagement hereunder shall be until the earlier of (i) December 31, 2023 and (ii) the Closing Date of the Placement (such date, the “Termination Date” and the period of time during which this Agreement remains in effect is referred to herein as the “Term”). Notwithstanding anything to the contrary contained herein, the provisions concerning any obligation of the Company to pay any fees pursuant to Section 1 hereof, any expense reimbursement pursuant to Section 1 hereof, confidentiality, indemnification and contribution, Tail Financing or Right of First Refusal contained herein and the Company’s obligations contained in the Indemnification Provisions will survive any expiration or termination of this Agreement on the terms thereof. If this Agreement is terminated prior to the completion of the Placement, all fees and expense reimbursement due to the Placement Agent, if any, shall be paid by the Company to the applicable Placement Agent on or before the Termination Date (in the event such fees are earned or owed as of the Termination Date). The Placement Agent agrees not to use any confidential information concerning the Company provided to such Placement Agent by the Company for any purposes other than those contemplated under this Agreement.

SECTION 6. CONFIDENTIAL INFORMATION. The Company agrees that any information or advice rendered by Joseph Gunnar in connection with this engagement is for the confidential use of the Company only in its evaluation of the Placement and, except as otherwise required by applicable law, rule or regulation, the Company will not disclose or otherwise refer to the advice or information in any manner without Joseph Gunnar’s prior written consent.

SECTION 7. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification provisions hereof. The Company acknowledges and agrees that Joseph Gunnar is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of Joseph Gunnar hereunder, all of which are hereby expressly waived.

SECTION 8. CLOSING. The obligations of the Placement Agent hereunder, and the closing of the sale of the Securities pursuant to the Purchase Agreement are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company and its subsidiaries contained herein and in the Purchase Agreement, to the accuracy of the statements of the Company and its subsidiaries made in any certificates pursuant to the provisions hereof, to the performance by the Company and its subsidiaries of their obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent by the Company:

(A)              All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agent, and the Company shall have furnished to such counsel all documents and information that such counsel may reasonably request to enable them to pass upon such matters.

(B)              The Placement Agent shall have received as of the Closing Date the written opinion of legal counsel to the Company from Ortoli Rosenstadt LLP, dated as of the Closing Date, addressed to the Placement Agent in a form and substance reasonably acceptable to Joseph Gunnar.

(C)              (i) The Company or its parent shall not have sustained, any material loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Purchase Agreement for the Placement of the Securities, nor (ii) there shall not have been any change in the capital stock or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, shareholders’ equity, results of operations or prospects of the Company and its subsidiaries, the effect of which, in any such case described in clause (i) or (ii), is, in the reasonable judgment of the Placement Agent, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Purchase Agreement.

(D)              Subject to the closing of the Placement, the Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Placement Agent, it will not, for a period of 30 days following the effective date of the registration statement filed with the U.S. Securities and Exchange Commission (the “Commission”) registering the resale of Conversion Shares by the Purchasers pursuant to the Registration Rights Agreement (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, other than the Conversion Shares; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise, in each case other than Excluded Issuances. “Excluded Issuances” means any issuance or sale (or deemed issuance or sale) by the Company of: (a) Conversion Shares or Common Stock issued upon the exercise of the Placement Warrants; (b) Common Stock (as such number of shares is equitably adjusted for subsequent share splits, share combinations, share dividends and recapitalizations) issued directly or upon the exercise of options or upon the settlement of any securities issued to directors, officers, employees, consultants, agents or representatives of the Company in connection with their service as directors of the Company, their employment by the Company, their retention as consultants by the Company or services provided by them to the Company, in each case authorized by the Company’s board of directors and issued pursuant to any approved equity incentive plans or other employee compensation plans of the Company (as such maybe adopted, amended, modified or restated from time to time) (collectively, the “Equity Plans”) (including all such Common Stock outstanding prior to the date hereof); (c) Common Stock issued to consultants, vendors, partners, suppliers or talent pursuant to any consulting or other agreements (d) Common Stock issued upon the conversion or exercise of options (other than options covered by clause (b) above) or upon settlement of any securities issued under the Equity Plans (including all Securities and Placement Warrants) or Common Stock issued in exchange or conversion of Securities issued (including all of the Securities and Placement Warrants), provided, that other than with respect to any Common Stock issued pursuant to the Equity Plans or the Securities or the Placement Warrants, such securities are not amended after the date hereof to increase the number of Common Stock issuable thereunder or to lower the exercise or conversion price thereof; (e) Common Stock, options or convertible securities issued (i) to persons in connection with a joint venture, talent and/or podcast acquisition, strategic alliance or other commercial or collaborative relationship with such person (including persons that are customers, suppliers, vendors and strategic partners of the Company) relating to the operation of the Company’s business and not for the primary purpose of raising equity capital, (ii) in connection with a transaction in which the Company, directly or indirectly, acquires another business or its tangible or intangible assets or the acquisition or license by the Company and/or an of its subsidiaries of the securities, businesses, property or other assets of another person, or (iii) to lenders as equity kickers in connection with debt financings of the Company, in each case where such transactions have been approved by the Company’s board of directors; (f) Common Stock in an offering for cash for the account of the Company that is underwritten on a best efforts or firm commitment basis and is registered with the Commission under the Securities Act; (g) shares of Common Stock, options or convertible securities issued to the lessor or vendor in any office lease or equipment lease or similar equipment financing transaction in which the Company obtains the use of such office space or equipment for its business; or (h) any issuances to any underwriters or placements agents as equity compensation in connection with their services provided to the Company.

(E)               Subsequent to the execution and delivery of this Agreement and up to the Closing Date, there shall not have occurred any of the following: (i) a banking moratorium shall have been declared by federal or state authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, (ii) the United States shall have become engaged in hostilities in which it is not currently engaged, the subject of an act of terrorism, there shall have been an escalation in hostilities involving the United States, or there shall have been a declaration of a national emergency or war by the United States, or (iii) there shall have occurred any other calamity or crisis or any change in general economic, political or financial conditions in the United States or elsewhere, if the effect of any such event in clause (ii) or (iii) makes it, in the sole and reasonable judgment of the Placement Agent, impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Purchase Agreement.

(F)               No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities or materially adversely affect or potentially and materially adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Securities or materially and materially adversely affect or potentially materially adversely affect the business or operations of the Company.

(G)              The Company shall have entered into a Purchase Agreement with each of the Purchasers and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed between the Company and the Purchasers.

(H)              On or prior to the Closing Date, the Company shall have furnished to the Placement Agent such further information, certificates and documents as the Placement Agent may reasonably request.

(I)                 On or prior to the Closing Date, the Placement Agent shall have received copies of all waiver and acknowledgements required to be obtained by the Company pursuant to the Purchase Agreement, if any.

(J)                 The Placement Agent shall have completed its due diligence investigation of the Company to the satisfaction of the Placement Agent and its counsel, including without limitation, its due diligence investigation and analysis of: (i) the Company’s officers, directors, employees, affiliates, customers and suppler; and (ii) the Company’s audited historical financial statements as may be required by the Act and rules and regulations of the Commission thereunder; and (iii) the Company’s prospects.

(K)              FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement that may not otherwise be cured. In addition, the Company shall, if requested by the Placement Agent, make or authorize Placement Agent’s counsel to make on the Company’s behalf, an issuer filing with FINRA pursuant to FINRA Rule 5123 with respect to the Placement and pay filing fees required in connection therewith, if any.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Placement Agent.

SECTION 9. COVENANTS AND OBLIGATIONS.

(A)              Following the Closing of the Offering, the Placement Agent shall be entitled to the compensation set forth in Section 1 herein with respect to the gross proceeds received by the Company from the sale of the securities to any investor contacted by the Placement Agent during the Engagement Period (the “Tail Financing”), and such Tail Financing is consummated at any time during the twelve (12) month period following the earlier of termination or expiration of the Engagement Period.

(B)              Following the Closing of the Offering, the Placement Agent shall have an irrevocable right of first refusal (the “Right of First Refusal”), for a period of twelve (12) months after the date the Offering is completed, to act as sole investment banker, sole book-runner, and/or sole Placement Agent, at the Placement Agent’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms customary to the Placement Agent for such Subject Transactions. The Placement Agent shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in the Subject Transactions and the economic terms of such participation, subject to the Company’s prior reasonable consent. For the avoidance of any doubt, in the event of a closing of the Offering, the Company shall not retain, engage or solicit any additional investment bankers, book-runners, underwriters and/or placement agents in a Subject Transaction without the express written consent of the Placement Agent.

SECTION 10. GOVERNING LAW. This Agreement will be governed as to validity, interpretation, construction, effect and in all other respects by the internal law of the State of New York. The Company and the Placement Agent each (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection to the venue of any such suit, action or proceeding, and the right to assert that such forum is an inconvenient forum, and (iii) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. Each of the Company and the Placement Agent further agrees to accept and acknowledge service of any and all process that may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agree that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process in any such suit, action or proceeding. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.

SECTION 11. ENTIRE AGREEMENT/MISC. This Agreement (including the attached Indemnification provisions) embody the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both Joseph Gunnar and the Company. The representations, warranties, agreements and covenants contained herein shall survive the closing of the Placement and delivery of the Securities, as applicable. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof. The Company agrees that the Placement Agent may rely upon, and is a third party beneficiary of, the representations and warranties, and applicable covenants set forth in any such purchase, subscription or other agreement with the Purchasers in the Placement. All amounts stated in this Agreement are in US dollars unless expressly stated.

SECTION 12. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a Business Day or later than 6:30 p.m. (New York City time) on any Business Day, (c) the third Business Day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 13. PRESS ANNOUNCEMENTS. The Company agrees that the Placement Agent shall, from and after any Closing, have the right to reference the Placement and the Placement Agent’s role in connection therewith in the Placement Agent’s marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense, provided such publicizing shall not impact the Company’s ability to conduct the Placement pursuant to all applicable securities laws.

SECTION 14. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. This Agreement or any obligations or rights hereunder may not be assigned any party hereto without the other party’s prior written consent.

SECTION 15. HEADINGS; LANGUAGE. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The official language of this Agreement is the English language and it shall be interpreted in the English language for all purposes.

[The remainder of this page has been intentionally left blank.]

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Joseph Gunnar the enclosed copy of this Agreement.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By:
Name:
Title:

Address for notice:

1000 RXR Plaza
Uniondale, New York 11556
Attention: Stephan Stein Email: sstein@jgunnar.com

Accepted and Agreed to as of
the date first written above:

VISION MARINE TECHNOLOGIES INC.

By:
Name:
Title:

Address for notice:

730 Boulevard du Cure-Boivin, Boisbriand

Quebec J7G 2A7, Canada

ADDENDUM A

INDEMNIFICATION PROVISIONS

Capitalized terms used in this Addendum shall have the meanings ascribed to such terms in the Agreement to which this Addendum is attached:

In addition to and without limiting any other right or remedy available to the Placement Agent and the Indemnified Parties (as hereinafter defined), to the extent permitted by law, the Company agrees to indemnify and hold harmless Placement Agent and each of the other Indemnified Parties from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, reasonable and accountable out-of-pocket costs, reasonable and accountable out-of-pocket expenses and reasonable disbursements, and any and all actions, suits, proceedings and investigations in respect thereof and any and all reasonable legal and other reasonable costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the reasonable and accountable out-of-pocket costs, out-of-pocket expenses and disbursements, as and when incurred, of investigating, preparing, pursing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which any Indemnified Party is a party)) (collectively, “Losses”), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with, Placement Agent’s acting for the Company and as a Placement Agent, including, without limitation, any act or omission by Placement Agent in connection with its acceptance of or the performance or nonperformance of its obligations under the Agreement between the Company and Placement Agent to which these indemnification provisions are attached and form a part, any breach by the Company of any representation, warranty, covenant or agreement contained in the Agreement (or in any instrument, document or agreement relating thereto or referred to therein, including the Purchase Agreements and any agency agreement), or the enforcement by Placement Agent of its rights under the Agreement or these indemnification provisions, except to the extent that any such Losses relate to or arise out of fraud, recklessness, bad faith, gross negligence or willful misconduct of the Placement Agent or any other Indemnified Party.

The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of Placement Agent by the Company or for any other reason, except to the extent that any Loss relates to or arise out of fraud, recklessness, bad faith, gross negligence or willful misconduct of the Placement Agent or any other Indemnified Party.

These Indemnification Provisions shall extend to the following persons (collectively, the “Indemnified Parties”): the Placement Agent, its affiliated entities, managers, members, officers, directors, shareholders, partners, employees, legal counsel, agents, representatives, and controlling persons (within the meaning of the federal securities laws), and the officers, directors, partners, shareholders, members, managers, employees, legal counsel, agents, representatives and controlling persons of any of them. These indemnification provisions shall be in addition to any liability, which the Company may otherwise have to any Indemnified Party.

If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Party proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by an Indemnified Party to notify the Company shall not relieve the Company from its obligations hereunder. An Indemnified Party shall have the right to retain one counsel of its own choice to represent it, and the reasonable fees, expenses and disbursements of such counsel shall be borne by the Company. Any such counsel shall, to the extent consistent with its professional responsibilities, reasonably cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any claim against any Indemnified Party made with the Placement Agent’s and the Company’s written consent. The Company shall not, without the prior written consent of Placement Agent, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent (i) includes, as an unconditional term thereof, the giving by the claimant to all of the Indemnified Parties of an unconditional release from all liability in respect of such claim, and (ii) does not contain any factual or legal admission by or with respect to an Indemnified Party or an adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

A-1

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company shall contribute to the Losses to which any Indemnified Party may be subject (i) in accordance with the relative benefits received by the Company and its shareholders, subsidiaries and affiliates, on the one hand, and the Indemnified Party, on the other hand, from the Placement of the Securities and (ii) if (and only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as to reflect not only the relative benefits, but also the relative fault of the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the statements, acts or omissions which resulted in such Losses as well as any relevant equitable considerations. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for fraudulent misrepresentation. The relative benefits received (or anticipated to be received) by the Company and its shareholders, subsidiaries and affiliates shall be deemed to be equal to the aggregate consideration received or receivable by the Company in connection with the Placement of Securities relative to the amount of fees actually received by Placement Agent in connection with such Placement. Notwithstanding the foregoing, in no event shall the amount contributed by all Indemnified Parties exceed the amount of fees previously received by Placement Agent pursuant to the Agreement.

Neither termination nor completion of the Agreement shall affect these Indemnification Provisions which shall remain operative and in full force and effect. The Indemnification Provisions shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Indemnified Parties and their respective successors, assigns, heirs and personal representatives.

[Signature Page Follows]

A-2

IN WITNESS WHEREOF, the parties have executed this Addendum to that certain Placement

Agency Agreement dated as of this 13th day of December, 2023.

JOSEPH GUNNAR & CO., LLC

By:
Name:
Title:

Address for notice:

1000 RXR Plaza
Uniondale, New York 11556
Attention: Stephan Stein Email: sstein@jgunnar.com

Accepted and Agreed to as of
the date first written above:

VISION MARINE TECHNOLOGIES INC.

By:
Name:
Title:

Address for notice:

730 Boulevard du Cure-Boivin, Boisbriand

Quebec J7G 2A7, Canada

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